FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park Abingdon, Oxfordshire OX1 4RY England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On March 3, 2004, Bookham Technology plc (the “Company”) filed a Block Listing Six Monthly Return on Schedule 5 with the UK Listing Authority for the period from March 4, 2003 to March 3, 2004 with respect to the Nortel Networks Corporation Warrants.  A copy of this return is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 5, 2004, the Company issued a press release announcing that at an extraordinary meeting of shareholders, the Company’s shareholders had passed all resolutions necessary to approve the Company’s acquisition of New Focus, Inc.  A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated by reference.

On March 8, 2004, the Company announced that following the completion of its acquisition of New Focus, the Company expected that 78,666,002 ordinary shares of the Company (“Ordinary Shares”), as consideration for the acquisition, would be admitted to the Official List and to trading to the London Stock Exchange’s market for listed securities.  The Company also announced that it had made a block listing application to the UK Listing Authority for the admission of 6,358,319 Ordinary Shares to the Official List and to trading to the London Stock Exchange’s market for listed securities in respect of Ordinary Shares to be issued pursuant to options assumed by the Company in the acquisition.  A copy of this announcement is attached hereto as Exhibit 99.3 and is incorporated by reference.

On March 12, 2004, the Company announced that on March 11, 2004 it was notified by Dr. Peter Bordui, a non-executive director of the Company, that Dr. Bordui had been granted options to purchase Ordinary Shares as a result of the Company’s assumption of outstanding New Focus options.  The Company also announced that Dr. Winston Fu, a non-executive director of the Company, has acquired an interest in 12,410 Ordinary Shares as a result of the New Focus acquisition, had been granted options to purchase Ordinary Shares as a result of the Company’s assumption of outstanding New Focus options, had exercised certain options to purchase Ordinary Shares and subsequently sold the shares issued upon such exercise.  A copy of this announcement is attached hereto as Exhibit 99.4 and is incorporated by reference.

On March 12, 2004, the Company announced that on March 11, 2004 it received notification from Aviva plc (formerly CGNU plc) that, following a change in the issued share capital of the Company, its subsidiary Morley Fund Management Limited is now interested in 17,026,213 Ordinary Shares, representing approximately 5.75% of the current issued share capital of the Company.  A copy of this announcement is attached hereto as Exhibit 99.5 and is incorporated by reference.

On March 15, 2004, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for Robert Rickman, a non-executive director of the Company.  A copy of the notification is attached hereto as Exhibit 99.6 and is incorporated by reference.

On March 15, 2004, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for David Simpson.  A copy of the notification is attached hereto as Exhibit 99.7 and is incorporated by reference.

On March 15, 2004, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for Andrew Rickman, the Chairman of the Company.  A copy of the notification is attached hereto as Exhibit 99.8 and is incorporated by reference.

On March 17, 2004, the Company issued a press release announcing that it expected to open an advanced manufacturing facility in Shenzhen, China.  A copy of this press release is attached hereto as Exhibit 99.9 and is incorporated by reference.

On March 18, 2004, the Company announced that on March 17, 2004 it received notification from The Goldman Sachs Group, Inc. that as of close of business on March 16, 2004, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 9,003,128 shares being 3.02% of the issued share capital of the Company.  A copy of this announcement is attached hereto as Exhibit 99.10 and is incorporated by reference.

On March 22, 2004, the Company announced that on March 19, 2004 it was notified by Dr. Bordui that he had exercised certain options to purchase Ordinary Shares and subsequently sold the shares issued upon such exercise.  A copy of this announcement is attached hereto as Exhibit 99.11 and is incorporated by reference.

On March 22, 2004, the Company announced that Andrew Rickman, Giorgio Anania, the Chief Executive Officer of the Company, and Robert Rickman had entered into pre-arranged trading plans to sell specified portions of Ordinary Shares over a designated period of time in accordance with UK legislation and regulations and Rule 10b5-1.  A copy of this announcement is attached hereto as Exhibit 99.12 and is incorporated by reference.

On March 24, 2004, the Company announced that on March 23, 2004 it received notification from The Goldman Sachs Group, Inc. that as of close of business on March 22, 2004, The Goldman Sachs Group, Inc. was interested, by attribution only, in less than 3% of the issued share capital of the Company.  A copy of this announcement is attached hereto as Exhibit 99.13 and is incorporated by reference.

On March 30, 2004, the Company announced that on March 29, 2004 it received notification from The Goldman Sachs Group, Inc. that as of close of business on March 25, 2004, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 9,309,508 shares being 3.12% of the issued share capital of the Company.  A copy of this announcement is attached hereto as Exhibit 99.14 and is incorporated by reference.

On March 31, 2004, the Company announced that on March 31, 2004 it received notification from The Goldman Sachs Group, Inc. that as of close of business on March 29, 2004, The Goldman Sachs Group, Inc. was interested, by attribution only, in less than 3% of the issued share capital of the Company.  A copy of this announcement is attached hereto as Exhibit 99.15 and is incorporated by reference.

Exhibits

99.1	Block Listing Six Monthly Return for the period March 4, 2003 to March 3, 2004.

99.2	Press Release issued on March 5, 2004.

99.3	Announcement issued on March 8, 2004.

99.4	Announcement issued on March 12, 2004.

99.5	Announcement issued on March 12, 2004.

99.6	Notification of Interests of Directors and Connected Persons filed on March 15, 2004.

99.7	Notification of Interests of Directors and Connected Persons filed on March 15, 2004.

99.8	Notification of Interests of Directors and Connected Persons filed on March 15, 2004.

99.9	Press Release issued on March 17, 2004.

99.10	Announcement issued on March 18, 2004.

99.11	Announcement issued on March 22, 2004.

99.12	Announcement issued on March 22, 2004.

99.13	Announcement issued on March 24, 2004.

99.14	Announcement issued on March 30, 2004.

99.15	Announcement issued on March 31, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

Date: April 13, 2004	By:	Giorgio Anania
Name: Giorgio Anania
Title: Chief Executive Officer

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Block Listing Six Monthly Return for the period March 4, 2003 to March 3, 2004.

99.2	Press Release issued on March 5, 2004.

99.3	Announcement issued on March 8, 2004.

99.4	Announcement issued on March 12, 2004.

99.5	Announcement issued on March 12, 2004.

99.6	Notification of Interests of Directors and Connected Persons filed on March 15, 2004.

99.7	Notification of Interests of Directors and Connected Persons filed on March 15, 2004.

99.8	Notification of Interests of Directors and Connected Persons filed on March 15, 2004.

99.9	Press Release issued on March 17, 2004.

99.10	Announcement issued on March 18, 2004.

99.11	Announcement issued on March 22, 2004.

99.12	Announcement issued on March 22, 2004.

99.13	Announcement issued on March 24, 2004.

99.14	Announcement issued on March 30, 2004.

99.15	Announcement issued on March 31, 2004.